Exhibit 99.1

2020 RESULTS EXCEEDED FULL YEAR GUIDANCE ON ALL METRICS
DRIVEN BY RECORD FOURTH QUARTER RESULTS.
2021 GUIDANCE TARGETING A STRONG REBOUND

•Total shipments of 9,119 units, down 10.0% versus prior year, in line with H2 production planning after the seven-week production suspension due to the Covid-19 pandemic
•Net revenues of Euro 3,460 million, decreased by 8.1%
•EBITDA(1) of Euro 1,143 million, down 10.0% versus prior year, with an EBITDA margin of 33.0%
•EBIT of Euro 716 million, down 21.9% versus prior year, with an EBIT margin of 20.7%
•Adjusted net profit(1)(2) of Euro 534 million and Adjusted diluted EPS(1)(2) at Euro 2.88
•Positive Industrial free cash flow(1) generation of Euro 172 million

For the three months ended				(In Euro million,	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2020	2019	Change			2020	2019	Change
2,679	2,376	303	13%	Shipments (in units)	9,119	10,131	(1,012)	(10%)
1,069	927	142	15%	Net revenues	3,460	3,766	(306)	(8%)
372	333	39	11%	EBITDA(1) / Adj. EBITDA(1)	1,143	1,269	(126)	(10%)
34.7%	36.0%	(130 bps)		EBITDA(1) / Adj. EBITDA(1) margin	33.0%	33.7%	(70 bps)
251	219	32	14%	EBIT / Adj. EBIT(1)	716	917	(201)	(22%)
23.5%	23.7%	(20 bps)		EBIT / Adj. EBIT(1) margin	20.7%	24.4%	(370 bps)
263	166	97	58%	Net profit	609	699	(90)	(13%)
188	166	22	13%	Adj. net profit(1)(2)	534	699	(165)	(24%)
1.42	0.90	0.52	58%	Basic EPS (in Euro)	3.29	3.73	(0.44)	(12%)
1.41	0.90	0.51	57%	Diluted EPS (in Euro)	3.28	3.71	(0.43)	(12%)
1.01	0.90	0.11	12%	Adj. basic EPS(1)(2) (in Euro)	2.88	3.73	(0.85)	(23%)
1.01	0.90	0.11	12%	Adj. diluted EPS(1)(2) (in Euro)	2.88	3.71	(0.83)	(22%)

2021 Guidance subject to trading conditions unaffected by further Covid-19 pandemic restrictions:

(€B, unless otherwise stated)	2019A	2020A	2021 GUIDANCE
NET REVENUES	3.8	3.5	~4.3
ADJ. EBITDA (margin %)	1.3 33.7%	1.1 33.0%	1.45-1.50 33.7%-34.9%
ADJ. EBIT (margin %)	0.9 24.4%	0.7 20.7%	0.97-1.02 22.6%-23.7%
ADJ. DILUTED EPS (€)	3.71	2.88(2)	4.00-4.20(3)
INDUSTRIAL FCF	0.7	0.2	~0.35

1	Refer to specific note on non-GAAP financial measures
2	Net of a tax benefit,with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations
3	Calculated using the weighted average diluted number of common shares as of December 31, 2020 (185,379 thousand)

Maranello (Italy), February 2, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the fourth quarter and twelve months ended December 31, 2020.

Shipments(5)(6)

For the three months ended				Shipments	For the twelve months ended
December 31,				(units)	December 31,
2020	2019	Change			2020	2019	Change
1,308	1,348	(40)	(3%)	EMEA	4,818	4,895	(77)	(2%)
690	605	85	14%	Americas	2,325	2,900	(575)	(20%)
275	60	215	358%	Mainland China, Hong Kong and Taiwan	456	836	(380)	(45%)
406	363	43	12%	Rest of APAC	1,520	1,500	20	1%
2,679	2,376	303	13%	Total Shipments	9,119	10,131	(1,012)	(10%)

Shipments totaled     9,119 units in 2020, down 1,012 units or 10.0% versus prior year, following the seven-week production suspension in H1 2020 and dealers’ temporary closure due to the Covid-19 pandemic, partially offset by a gradual production recovery in H2 2020.
Sales of both 8 cylinder models (V8) and 12 cylinder models (V12) were down 10.3% and 9.0%, respectively. The Ferrari Monza SP1 and SP2 were delivered as originally scheduled. The F8 family ramp up offset the 488 Pista family, which was approaching the end of its lifecycle. The 812 GTS was in the ramp up phase and reached global distribution, while the Ferrari Portofino phased out ahead of the introduction of the Ferrari Portofino M in 2021. The deliveries of the SF90 Stradale started in Q4 2020 following the industrialization delays experienced and then solved. In the same quarter also the Ferrari Roma commenced deliveries.
Yearly shipments were affected by the deliberate geographic allocation, driven by the phase-in pace of individual models. As a result, EMEA(6) and Rest of APAC(6) were almost in line with prior year, while Americas(6) was down 19.8%. Mainland China, Hong Kong and Taiwan posted a decrease of 45.5%, mostly as a consequence of the advance deliveries in 2019.
In 2020, for the first time ever in Ferrari’s history, three new cars were unveiled with dedicated digital events: the Ferrari Portofino M, the SF90 Spider and the 488 GT Modificata, whose shipments will commence in 2021.

4	These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5	Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars
6	EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2020	2019		at constant		2020	2019	at constant
			currency				currency
870	717	21%	21%	Cars and spare parts(7)	2,835	2,926	(3%)	(4%)
54	41	29%	29%	Engines(8)	151	198	(24%)	(24%)
125	144	(14%)	(13%)	Sponsorship, commercial and brand(9)	390	538	(28%)	(28%)
20	25	(20%)	(15%)	Other(10)	84	104	(20%)	(18%)
1,069	927	15%	15%	Total net revenues	3,460	3,766	(8%)	(9%)

Net revenues for 2020 were Euro 3,460 million, down 8.9% at constant currency(1).
The decrease of revenues from Cars and spare parts(7) to Euro 2,835 million (down 3.1% or 4.1% at constant currency(1)) reflected lower deliveries as well as their personalizations. This was partially offset by the positive mix thanks to the Ferrari Monza SP1 and SP2.
The decrease in Engines(8) revenues (Euro 151 million, down 24.0%, also at constant currency(1)) reflected lower shipments to Maserati and revenues from the rental of engines to other Formula 1 racing teams.
Sponsorship, commercial and brand(9) revenues (Euro 390 million, down 27.5% or 27.8% at constant currency(1)) were significantly impacted by the Covid-19 pandemic, resulting in a decreased number of Formula 1 races as well as lower in-store traffic and museum visitors.
Other(10) revenues (Euro 84 million, down 19.5% or 18.3% at constant currency(1)) were mainly impacted by reduced sports-related activities and the cancellation of the Moto GP at the Mugello racetrack, only partially offset by the first ever Formula 1 Grand Prix held at the Mugello racetrack.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 32 million (mainly USD).

7	Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
8	Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
9	Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
10	Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2020	2019		at constant		2020	2019		at constant
			currency(1)					currency(1)
372	333	11%	8%	EBITDA(1)	1,143	1,269	(10%)	(13%)
251	219	14%	10%	EBIT	716	917	(22%)	(25%)

2020 EBITDA(1) decreased by 10.0% or 12.7% at constant currency(1) versus prior year, and stood at Euro 1,143 million with an EBITDA margin(1) of 33.0%.
2020 EBIT was Euro 716 million, down 21.9% or 25.3% at constant currency(1) versus prior year.
Volume had a negative impact (Euro 126 million) reflecting the decrease in shipments.
The Mix / price variance performance was positive (Euro 130 million) thanks to the increase of the Ferrari Monza SP1 and SP2 and a richer product mix despite fewer FXX-K EVO, slightly affected by a lower contribution from personalization programs, in line with the decrease of shipments and the gradual phase-out of the 488 Pista family.
Industrial costs / research and development expenses increased (Euro 38 million) mainly due to higher depreciation and amortization of fixed assets, net of the benefit of technology-related incentives recognized in the year. This also included the full costs of employees’ paid days of absence during the Covid-19 production suspension.
SG&A diminished (Euro 6 million) reflecting significant cost containment actions, partly offset by Formula 1 racing activities.
Other decreased (Euro 211 million) due to the Covid-19 impact on the Formula 1 racing calendar, lower traffic for brand-related activities as well as engine sales to Maserati.

Financial charges in the year stood at Euro 49 million versus Euro 42 million for the prior year, reflecting both a decrease in the fair value of investments held by the Group and an increase in foreign exchange losses and hedging costs.
The tax rate in the year was 8.7%, attributable to the Patent Box, deductions for eligible research and development costs, hyper and super-depreciation of machinery and equipment, in addition to a tax benefit, with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations. Such net benefit, of Euro 75 million, has been treated as an adjusting item.
As a result, the Net Profit for the period was Euro 609 million, reflecting a 12.9% decrease versus prior year, and the Diluted earnings per share for the year reached Euro 3.28, compared to Euro 3.71 in 2019. Adjusted Net Profit(1)(2), net of the positive non-cash one-off impact described above, was Euro 534 million and corresponding to an Adjusted Diluted EPS(1)(2) of Euro 2.88.
Industrial free cash flow(1) for 2020 was Euro 172 million, driven by EBITDA(1), partially offset by capital expenditures(11) of Euro 709 million - including over Euro 60 million in connection with the purchase of tracts of land contiguous to our facilities in Maranello - and an adverse working capital impact due primarily to the reversal of the Ferrari Monza SP1 and SP2 advances received in 2019 and higher product and raw material inventories to protect the supply chain.
Net Industrial Debt(1) as of December 31, 2020, was Euro 543 million, compared to Euro 337 million as of December 31, 2019. During 2020, a total worth of Euro 130 million of shares were repurchased and Euro 212 million(12) were distributed in dividends. Lease liabilities per IFRS 16 as of December 31, 2020, were Euro 62 million.
As of December 31, 2020, total available liquidity was Euro 2,062 million (Euro 1,879 million as of September 30, 2020), including undrawn committed credit lines of Euro 700 million.

11	Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
12	Including approx. Euro 1 million related to withholding taxes, which are expected to be paid

2021 Guidance, subject to trading conditions unaffected by further Covid-19 pandemic restrictions and assuming:
•Core business sustained by volume and mix
•Revenues from Formula 1 racing activities assuming announced calendar and reflecting lower 2020 ranking
•Brand-related activities dealing with Covid-19 challenges
•Operational and marketing costs gradually resuming

(€B, unless otherwise stated)	2019A	2020A	2021 GUIDANCE
NET REVENUES	3.8	3.5	~4.3
ADJ. EBITDA (margin %)	1.3 33.7%	1.1 33.0%	1.45-1.50 33.7%-34.9%
ADJ. EBIT (margin %)	0.9 24.4%	0.7 20.7%	0.97-1.02 22.6%-23.7%
ADJ. DILUTED EPS (€)	3.71	2.88(2)	4.00-4.20(3)
INDUSTRIAL FCF	0.7	0.2	~0.35

Full Year 2020 highlights

Suspension of production in Maranello and Modena due to the Covid-19
On March 14, 2020, Ferrari announced the decision to suspend production in Maranello and Modena in light of the spread of the Covid-19 pandemic. Ferrari gradually restarted its Maranello and Modena plants on May 4, 2020, returning to full production by Friday May 8, 2020.

Termination of the third tranche of the disclosed multi-year share repurchase program
On April 1, 2020, Ferrari announced that it would temporarily suspend its multi-year share repurchase program in its Third Tranche (with Euro 154 million executed out of a total of Euro 200 million) and, consequently, to early terminate its non-discretionary share repurchase agreement in place.

“Back on Track”, Ferrari's program to protect the health of employees upon the restart of production
Back on Track is Ferrari's program to safeguard the health of employees upon the restart of production, also with regard to the spread of Covid-19. It entails, for example, voluntary screenings that provide an overview of the health status of the Ferrari Community. With these measures the Company continues to take care of its most precious resource, its people, facilitating the safest and most worry-free working life.

Ferrari initiatives on the Covid-19
Ferrari joined the collective fight against the Covid-19 through several solidarity projects.
The Company launched a fundraising among some of its clients, matching all of their donations. Funds were destined to the medical staff and the health system of Ferrari’s surrounding communities.

Other initiatives in the local community included the purchasing of equipment for local hospitals, emergency medical service vehicles, IT equipment for schools and essential goods for struggling families coping with the emergency situation. The overall funds donated for these specific initiatives were generated thanks to the Chairman, the former CEO and Board of Directors pledging their full compensation from April to the end of the year, with the Senior Management Team donating 25% of their salaries for the same period.
These contributions added to respirator valves and fittings for protective masks produced by the Company at its Maranello plant and donated to hospitals. Ferrari, with other companies, contributed to sourcing and purchasing a total of 210 ventilators, alongside other medical equipment from various overseas suppliers, providing for their immediate air transport to Italy.
Additionally, Scuderia Ferrari Mission Winnow and the Italian Institute of Technology joined forces to present the open source project of FI5, a revolutionary low cost and lightweight pulmonary ventilator that can be used by hospitals around the world dealing with emergencies such as the current Covid-19 pandemic.

Ferrari receives Equal Salary Certification
On July 2, 2020, Ferrari S.p.A. was the first Italian company awarded with the Equal Salary Certificate in recognition of the same compensation amongst women and men for equivalent roles and jobs. This testifies to the Company’s continued commitment to creating an inclusive and diverse working environment while fostering career development for all.

Mugello Circuit hosts Scuderia Ferrari’s 1000th Grand Prix
On July 10, 2020 it was announced that our Mugello racetrack would host a Formula 1 Grand Prix for the first time, on the occasion of Scuderia Ferrari’s 1000th Grand Prix race. The motor race was held during the weekend of September 13, 2020.

Ferrari signs the 2021-2025 Concorde Agreement
On August 18, 2020, Ferrari S.p.A. signed the two agreements that will govern the Scuderia’s participation in the FIA Formula One World Championship over the five year period from 2021 to 2025. The agreements, which were signed with the Fédération Internationale de l’Automobile and Formula One World Championship Ltd. (“Formula One”), cover the regulatory and governance aspects of the highest level motorsport series. The commercial aspects are defined in the agreement between Ferrari and Formula One.

Ferrari Portofino M unveiling: a voyage of rediscovery
On September 16, 2020, the Ferrari Portofino M, the evolution of the Ferrari Portofino was unveiled. For the first time ever in Maranello marque’s 70-year-plus history, the new car’s premiere took place entirely online. New technical innovations comprise a redesigned powertrain, a brand-new eight-speed gearbox and the five-position Manettino that includes a Race mode, an absolute first for a Maranello GT spider.

SF90 Spider: beyond imagination
On November 12, 2020, the spider version of the SF90 Stradale, the SF90 Spider, was unveiled during a dedicated digital event. Not only is the car the Prancing Horse’s first production plug-in hybrid spider, but the SF90 Spider also sets new benchmarks for performance, innovation and the thrill of driving, not only for the marque’s range, but for the entire sports car sector.

Ferrari Roma auctioned to benefit Save the Children
On November 20, 2020, Ferrari announced that it raised USD 750,000 for Save the Children’s education programs in the United States, including the winning bid for the Ferrari Roma grand tourer auctioned online.

The Ferrari 488 GT Modificata
On November, 25, 2020, the 488 GT Modificata was unveiled at Maranello. This limited edition car, that incorporates the latest innovations, skills and technologies developed from the 488 GT3 and 488 GTE, is exclusively for use on the track during track days and at Ferrari Club Competizioni GT events.

Chief Executive Officer Louis Camilleri retires for personal reasons; Executive Chairman John Elkann acting Chief Executive Officer
On December 10, 2020, Ferrari announced that Louis Camilleri communicated that day to the Company his decision, for personal reasons, to retire with immediate effect from his role as the Company’s Chief Executive Officer and as member of the Board of Directors.
Ferrari’s Executive Chairman, John Elkann, announced he would act as interim Chief Executive Officer while the Ferrari Board of Directors would manage the ongoing process of identifying Louis Camilleri’s successor.

Ferrari ranks among sustainability leaders according to CDP report
On December 23, 2020 Ferrari announced that it ranked among the global leaders in environmental performance and transparency in the annual report published by CDP (Carbon Disclosure Project), an independent non-profit organization. Ferrari was awarded an A- rating, ranking significantly above both the European regional average and the sector’s average, for actions implemented to combat climate change.

Subsequent events

FIA Girls on Track - Rising Stars
The International Automobile Federation (FIA) and its Women in Motorsport Commission launched ‘FIA Girls on Track - Rising Stars’, a new project to detect and nurture the up and coming women drivers of the future. The project is run in association with Scuderia Ferrari and aims to identify the best 12-16 year old female drivers from around the world and help them towards having a professional career in motorsport. After the final assessment of the racing talents, on January 22, 2021, Maya Weug was awarded a one-year contract to join the Ferrari Driver Academy program and compete in one of the European FIA Formula 4 series in 2021.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2021 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations (both financial and technical) progressively coming into effect from 2021 and 2022, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in growth and emerging market countries; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of the evolution of and response to the Covid-19 pandemic; the effects of Brexit; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems, including the Group’s ability to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2020	2019		2020	2019
244	253	Capital expenditures(11)	709	706
98	102	of which capitalized development costs(13) (A)	320	330
154	136	Research and development costs expensed (B)	527	559
252	238	Total research and development (A+B)	847	889
48	46	Amortization of capitalized development costs (C)	180	140
202	182	Research and development costs as recognized in the consolidated income statement (B+C)	707	699

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

13	Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2020			2020
2020	at constant		2020	at constant
	currency			currency
870	871	Cars and spare parts	2,835	2,828
54	54	Engines	151	151
125	126	Sponsorship, commercial and brand	390	391
20	21	Other	84	85
1,069	1,072	Total net revenues	3,460	3,455

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2020		2020
251	EBIT	716
251	Adjusted EBIT	716
2	Currency (including hedges)	11
249	EBIT at constant currency	705
249	Adjusted EBIT at constant currency	705

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2020		2020
372	EBITDA	1,143
372	Adjusted EBITDA	1,143
2	Currency (including hedges)	11
370	EBITDA at constant currency	1,132
370	Adjusted EBITDA at constant currency	1,132

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2020	2019	Change		2020	2019	Change
263	166	97	Net profit	609	699	(90)
(23)	43	(66)	Income tax expense	58	176	(118)
11	10	1	Net financial expenses	49	42	7
121	114	7	Amortization and depreciation	427	352	75
372	333	39	EBITDA	1,143	1,269	(126)

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2020	2019	Change		2020	2019	Change
372	333	39	EBITDA	1,143	1,269	(126)
-	-	-	Adjustments	-	-	-
372	333	39	Adjusted EBITDA	1,143	1,269	(126)

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2020	2019	Change		2020	2019	Change
251	219	32	EBIT	716	917	(201)
-	-	-	Adjustments	-	-	-
251	219	32	Adjusted EBIT	716	917	(201)

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2020	2019	Change		2020	2019	Change
263	166	97	Net profit	609	699	(90)
(75)	-	(75)	Adjustments	(75)	-	(75)
188	166	22	Adjusted net profit(2)	534	699	(165)

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the twelve months ended
December 31,				December 31,
2020	2019	Change		2020	2019	Change
1.42	0.90	0.52	Basic EPS	3.29	3.73	(0.44)
(0.40)	-	(0.40)	Adjustments	(0.40)	-	(0.40)
1.01	0.90	0.11	Adjusted basic EPS(2)	2.88	3.73	(0.85)
1.41	0.90	0.51	Diluted EPS	3.28	3.71	(0.43)
(0.40)	-	(0.40)	Adjustments	(0.40)	-	(0.40)
1.01	0.90	0.11	Adjusted diluted EPS(2)	2.88	3.71	(0.83)

Basic and diluted EPS(14)

For the three months ended			(Euro million, unless otherwise stated)	For the twelve months ended
December 31,				December 31,
2020	2019	Change		2020	2019	Change
262	167	95	Net profit attributable to the owners of the Company	608	696	(88)
184,748	185,492		Weighted average number of common shares (thousand)	184,806	186,767
1.42	0.90	0.52	Basic EPS (in Euro)	3.29	3.73	(0.44)
185,322	186,260		Weighted average number of common shares for diluted earnings per common share (thousand)	185,379	187,535
1.41	0.90	0.51	Diluted EPS (in Euro)	3.28	3.71	(0.43)

14	For the three and twelve months ended December 31, 2020 and 2019 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Dec. 31, 2020	Sept. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019
Debt	(2,725)	(2,741)	(2,757)	(2,141)	(2,090)
of which leased liabilities as per IFRS 16 (simplified approach)	62	68	68	72	60
Cash and Cash Equivalents	1,362	1,179	1,112	880	898
Net Debt	(1,363)	(1,562)	(1,645)	(1,261)	(1,192)
Net Debt of Financial Services Activities	(820)	(847)	(869)	(860)	(855)
Net Industrial Debt	(543)	(715)	(776)	(401)	(337)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 - Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the three and twelve months ended December 31, 2019 would result in an immaterial difference compared to the figures presented below. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three and twelve months ended December 31, 2020 and 2019.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2020	2019		2020	2019
411	357	Cash flow from operating activities	839	1,306
(244)	(253)	Investments in property, plant and equipment and intangible assets(11)	(709)	(706)
167	104	Free Cash Flow	130	600
(13)	(12)	Free Cash Flow from Financial Services Activities	(42)	(75)
180	116	Free Cash Flow from Industrial Activities(15)	172	675

15	Free Cash Flow from Industrial Activities for the three and twelve months ended December 31, 2020 includes approx. Euro 1 million related to withholding taxes, which are expected to be paid

On February 2, 2021, at 3.00 p.m. CET, management will hold a conference call to present the FY 2020 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977